UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross Senior Vice President, General Counsel and Secretary CVR Energy, Inc. 2277 Plaza Drive, Suite 500 Sugar Land, Texas 77479 Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is CVR Energy, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 2277 Plaza Drive, Suite 500, Sugar Land, Texas, 77479. The Company’s telephone number at this address is (281) 207-3200.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), issued pursuant to the Rights Agreement, dated as of January 13, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (as amended from time to time, the “Rights Agreement”). As of February 23, 2012, there were 86,808,150 Shares outstanding and 1,700,616 Shares issuable upon the exercise of outstanding stock options and vesting of restricted shares.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.cvrenergy.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by IEP Energy LLC, a Delaware limited liability company (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and by Icahn Enterprises Holdings as a co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase all of the issued and outstanding Shares at a price of $30.00 per Share in cash, without interest and less any applicable withholding taxes, and one non-transferable contingent cash payment right (“CCP”) per Share. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror, Icahn Enterprises Holdings and the other co-bidders that are members of the Icahn Group (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 23, 2012.

According to the Schedule TO, each CCP is non-transferable (with limited exceptions described in the Schedule TO) and represents the contingent right to receive an additional cash payment per Share equal to the net amount (whether in cash or non-cash consideration) in excess of

$30.00 per Share for which the Company is sold (less fees and expenses), solely in the event that a definitive agreement for the sale of the Company is executed within nine months following the completion of the Offer (and such transaction closes).

The Schedule TO was filed jointly by the Offeror, Icahn Partners LP (“Icahn Partners”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II L.P. (“Icahn Master II”), Icahn Partners Master Fund III L.P. (“Icahn Master III”), High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Onshore LP (“Icahn Onshore”), Icahn Offshore LP (“Icahn Offshore”), Icahn Capital L.P. (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Mr. Icahn, a citizen of the United States of America (the Offeror, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, High River, Hopper, Barberry, Icahn Onshore, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, and Mr. Icahn, collectively, the “Icahn Group”).

According to the Schedule TO, the purpose of the Offer is to acquire all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is midnight, New York City time, on March 23, 2012, unless extended by the Offeror (the “Expiration Date”), and thereby provide immediate liquidity at a premium for those stockholders choosing to tender their Shares, if the Company is not put up for sale by the current board of directors of the Company. The Offeror has indicated that, if the Offer is consummated, it expects that the new board of directors, which will be comprised solely of directors nominated by Mr. Icahn, will commence a process to put the Company up for sale. Any such transaction would be subject to approval of the Company’s new board of directors and stockholders, if necessary.

The Icahn Group has also stated that it intends to nominate, and solicit proxies for the election of, a slate of nominees for election to the board of directors at the Company’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”).

The Offer is subject to numerous conditions, including, among others:

•

the “Sale Condition” – the Company having not: commenced a process, on or prior to March 23, 2012, reasonably satisfactory to the Offeror to sell the Company and publicly announced that (i) the Company has immediately commenced its process to sell the Company through a nationally recognized investment banker and (ii) the Company will provide credible potential buyers with the opportunity to conduct typical due diligence (if the Sale Condition occurs, the Offeror may terminate the Offer, or may waive the Sale Condition);

•

the “Minimum Condition” – there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date;

•	the “Poison Pill Condition” – the Rights being redeemed and otherwise being inapplicable to the Offer and the Offeror;

•	the “No Material Adverse Effect Condition” – there not being any change or development that occurs or is threatened since the date of the Offer in the business,

properties, assets, liabilities, financial condition, operations, results of operations or prospects for the business of the Company that is outside the ordinary course of the Company’s business or may be materially adverse to the Company, and the Offeror not becoming aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares; and

•	the “Board Condition” – the election and seating as the new board of directors of the Company of the Icahn Group’s full slate of nine nominees at the 2012 Annual Meeting.

In addition, the Offeror will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if at any time prior to the Expiration Date, any of the following conditions occur:

•

a preliminary or permanent injunction or other order of a governmental authority or agency is issued and remains in effect that (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the Offeror’s ability to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any of the Shares; (iii) imposes or confirms limitations on the Offeror’s ability to fully exercise voting rights in respect of the Shares that are accepted for payment pursuant to the Offer; or (iv) requires the Offeror to divest any Shares (the “No Injunction Condition”);

•

there is any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any court or governmental authority, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding bullet (the “No Limitation on Rights Condition”);

•

there is any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Company by any federal or state court, government or governmental authority or agency, which would have a material adverse effect upon the Company or the value of the Shares resulting from a change of control in the Company (the “No Adverse Effect or Diminution of Value Condition”);

•

there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) a material acceleration or worsening of any of the foregoing that existed at the time of the commencement of the Offer (the “No External Events Condition”);

•

there is threatened, instituted or pending any action or proceeding before any court, governmental agency or other body or person challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer (the “No Challenge Condition”);

•

the Offeror becomes aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings) in any document filed by or on behalf of the Company or its entities with the SEC that the Offeror determines in its reasonable judgment is materially adverse to the Company (the “10b-5 Condition”);

•

after the date of the Offer, there occurs any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control (the “No Change in Compensation Condition”);

•

the Company: (i) issues, or authorizes or proposes the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; or (ii) issues or authorizes or proposes the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares (the “No Additional Issuance Condition”);

•

the Company, the Company’s Board of Directors (the “Board”) or any of the Company’s subsidiaries or any governing body thereof authorizes, proposes or announces its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business (the “No Material Change Condition”);

•

a tender offer or exchange offer for some or all of the Shares has been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror (the “No Competing Offer Condition”); or

•

all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, have not expired or been terminated (the “HSR Condition”).

According to the Schedule TO, all of the conditions to the Offer (including the No Material Adverse Effect Condition, for example) are for the sole benefit of the Offeror (namely, Mr. Icahn), and may be asserted by Mr. Icahn regardless of the circumstances giving rise to any such condition. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

The Schedule TO states that the principal business address of the Offeror is c/o Icahn Associates Corp., 767 Fifth Avenue, Suite 4700, New York, New York 10153, where the business phone number is (212) 702-4300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 20, 2011 (the “2011 Proxy Statement”), relating to the Company’s 2011 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) the Offeror or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: “Certain Relationships and Related Party Transactions,” “Securities Ownership of Certain Beneficial Owners and Officers and Directors,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Director Compensation for 2010.”

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, as of February 23, 2012, affiliates of the Offeror beneficially owned 12,584,227 Shares, in the aggregate, representing approximately 14.5% of the issued and outstanding Shares.

Shares Held By the Non-Employee Directors and Executive Officers of the Company

As of February 23, 2012, the eight non-employee directors (directors who are not officers or employees of the Company or any affiliate of the Company) and seven executive officers of the Company held an aggregate of 478,845 Shares, excluding options and unvested restricted stock. The executive directors held an aggregate of 276,785 Shares and the non-employee directors held an aggregate of 202,060 Shares. If the non-employee directors and executive officers of the Company were to tender all of such Shares pursuant to the Offer and those Shares were accepted by Offeror at the offer price of $30.00 per Share plus one CCP per Share, then the non-employee directors and executive officers of the Company would receive an aggregate of $14,365,350 plus 478,845 CCPs. To the knowledge of the Company, none of the non-employee directors and executive officers of the Company intend to tender any Shares held of record or beneficially owned by such person for exchange pursuant to the Offer.

Equity-Based Awards Held By the Non-Employee Directors and Executive Officers of the Company

As of February 23, 2012, certain of the non-employee directors and executive officers of the Company held restricted stock or options issued pursuant to the Amended and Restated CVR Energy, Inc. 2007 Long Term Incentive Plan (“LTIP”). The effect of consummating the Offer on equity awards is described below.

Treatment of Options

As of February 23, 2012, three of the Company’s non-employee directors, Messrs. Hobbs, Nordaker and Tomkins, held options to purchase 22,900 Shares, with exercise prices ranging from $11.01 to $24.96 and an aggregate weighted average exercise price of $18.03 per Share, all of which were vested and exercisable as of that date. None of the executive officers or other non-employee directors hold options to purchase Shares.

If a non-employee director’s service as a director is terminated other than for cause or due to his death or disability, including prior to, on, or after a change in control, then any of that non-employee director’s options that are then vested and exercisable may be exercised at any time within 90 days following termination as a director.

The following table summarizes the aggregate, positive difference in value between the Offer price of $30.00 per Share and the per Share exercise prices (the “Spread Value”) of the options to purchase Shares held by Messrs. Hobbs, Nordaker and Tomkins as of February 23, 2012. The table also summarizes the aggregate number of CCPs each individual listed below would receive if he were to tender all of the Shares subject to his options in accordance with and subject to the terms of the Offer. The table below does not take into account applicable tax withholdings or attribute cash value to the CCPs.

Non-employee Director Name	Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)	Aggregate CCPs
C. Scott Hobbs	9,100	$172,809	9,100
Steve A. Nordaker	4,350	$21,924	4,350
Mark E. Tomkins	9,450	$79,311	9,450
Total	22,900	$274,044	22,900

Treatment of Restricted Stock

As of February 23, 2012, all seven of the Company’s executive officers held restricted stock. Generally, transfer restrictions on restricted stock awards lapse in one-third annual increments on the first three anniversaries of the date of grant, subject to continued employment. In the aggregate, the executive officers held 1,043,202 unvested shares of restricted stock that are scheduled to vest as follows: (i) 135,605 shares of restricted stock are scheduled to vest on July 16, 2012; (ii) 5,089 shares of restricted stock are scheduled to vest on December 18, 2012; (iii) 159,243 shares of restricted stock are scheduled to vest on December 30, 2012; (iv) 127,054 shares of restricted stock are scheduled to vest on December 31, 2012; (v) 11,691 shares of restricted stock are scheduled to vest on January 4, 2013; (vi) 135,604 shares of restricted stock are scheduled to vest on July 16, 2013; (vii) 159,242 shares of restricted stock are scheduled to vest on December 30, 2013; (viii) 127,053 shares of restricted stock are scheduled to vest on December 31, 2013; (ix) 11,690 shares of restricted stock are scheduled to vest on January 4, 2014; (x) 159,241 shares of restricted stock are scheduled to vest on December 30, 2014; and (xi) 11,690 shares of restricted stock are scheduled to vest on January 4, 2015.

Following the lapse of transfer restrictions on restricted stock, such Shares are subject to the ownership requirement described under “— Share Retention Guidelines” below. In connection with their service on the Board, the Company’s non-employee directors receive an annual grant of restricted stock, which vests immediately on the grant date. None of the non-employee directors holds unvested restricted stock. Following the lapse of transfer restrictions on restricted stock, such Shares are subject to the ownership requirement described under “— Share Retention Guidelines” below.

If an executive officer’s employment is terminated (i) either by the Company without cause and other than for disability or by that executive officer for good reason (as those terms are defined in the LTIP or the applicable employment agreement) within one year following a change in control (as defined in the LTIP or the applicable employment agreement) or (ii) either by the Company without cause, or by the executive for good reason, in each case prior to the date of a change in control and (a) the executive reasonably demonstrates that the termination or basis for good reason resignation (x) occurred in anticipation of a transaction that would constitute a change in control if consummated, or (y) was implemented at the request of a third party who indicated an intention or took steps reasonably calculated to effect a change in control, or (b) the termination or basis for good reason resignation occurred after the Company entered into a definitive agreement that would constitute a change in control (termination under the circumstances described in (i) and (ii), a “Qualifying Change in Control Termination”) then such executive officer’s unvested restricted stock will vest immediately.

Regardless of whether there is a change in control of the Company, in the event that an executive officer retires after age 62, then such executive officer’s restricted stock will vest immediately. As of February 23, 2012, none of the officers had reached retirement age under their employment agreements or the LTIP. However, in the event that Mr. Lipinski, Mr. Riemann, Mr. Pici, Mr. Gross, or Mr. Haugen is terminated by the Company, or a subsidiary or division of the Company, without cause and other than for disability at any time on or following the date that the applicable executive officer reaches age 60, then such executive officer’s restricted stock will vest immediately. As of February 23, 2012, this acceleration provision would apply to Messrs. Lipinski, Riemann, and Gross who were each at least 60 years old as of that date.

The following table summarizes the amount and value of restricted stock held by each of the executive officers of the Company as of February 23, 2012 that would become vested if each executive officer experienced a Qualifying Change in Control Termination in connection with the Offer. The values are based on the Offer price of $30.00 per Share. The table also summarizes the aggregate number of CCPs each individual listed below would receive if he were to tender all of his restricted stock that became vested in connection with a Qualifying Change in Control Termination in accordance with and subject to the terms of the Offer. The table below does not take into account applicable tax withholdings or attribute cash value to the CCPs.

Executive Officer Name	Number of Unvested Restricted Shares	Aggregate Cash Consideration	Aggregate CCPs
John J. Lipinski	563,528	$16,905,840	563,528
Stanley A. Riemann	171,344	$5,140,320	171,344
Frank A. Pici	35,071	$1,052,130	35,071
Edmund S. Gross	132,956	$3,988,680	132,956
Robert W. Haugen	48,889	$1,466,670	48,889
Wyatt E. Jernigan	43,943	$1,318,290	43,943
Christopher G. Swanberg	47,471	$1,424,130	47,471
Total	1,043,202	$31,296,060	1,043,202

Share Retention Guidelines

All non-employee directors who receive any Shares issued or awarded as compensation from the Company are required to retain at least 60% of such Shares once they become vested for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as such non-employee director remains on the Company’s Board. In addition, all officers and employees of the Company who receive Shares issued or awarded as compensation from the Company are required to retain at least 50% of such Shares once they become vested for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) so long as such individual remains an officer or employee of the Company or any affiliate of the Company. These retention guidelines are administered and interpreted by the nominating and corporate governance committee of the Board.

Employment Agreements

The Company has entered into employment agreements with each of its executive officers that would require the Company to provide certain payments and benefits in the event of a termination of the executive officer’s employment in connection with a change in control of the Company. The consummation of the Offer would be a change in control of the Company for purposes of these agreements.

Pursuant to the agreements, in the event of a Qualifying Change in Control Termination (as defined above in “— Treatment of Restricted Stock”), the executive officer would be entitled to the payments and benefits described below.

For the purposes of the employment agreements, “good reason” means resignation by the executive officer within 30 days after the Company engages in any of the following: (i) a material diminution of the executive officer’s position (with a qualification relating to CVR GP, LLC for Mr. Lipinski); (ii) relocation of the executive officer’s principal place of employment that increases his commute by more than 50 miles; (iii) a reduction in his base salary (other than general reductions applicable to similarly situated executives); or (iv) for Mr. Lipinski only, a change in control in which he does not concurrently receive an employment contract substantially in the form of his current agreement from the successor company. In any event, the executive officer must give the Company notice and 30 days to cure (10 business days for Mr. Lipinski). For Mr. Lipinski only, if an event giving rise to good reason occurs upon or following a change in control and before the 10th business day prior to the first anniversary of the change in control, a good reason resignation (i) may not be effective before the 90th day after the date of the change in control, and (ii) may be effective at any time within the period between 90 days after the change in control until the first anniversary of the date of the change in control, provided that Mr. Lipinski gives notice and 10 business days for the Company to cure.

For the purposes of the employment agreements, “cause” means that the applicable executive officer has engaged in any of the following (i) willful misconduct or breach of fiduciary duty; (ii) intentional failure or refusal to perform reasonably assigned duties after written notice is given and the failure or refusal is not corrected within 10 business days (with certain exceptions for Mr. Lipinski); (iii) the indictment for, conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony (other than a traffic or other violation outside the course of employment which does not adversely affect the Company and its affiliates or their reputation or the ability of the executive officer to perform his duties or represent the Company); provided that, if the executive officer is terminated for cause (A) and the indictment is subsequently dismissed or withdrawn or the executive officer is found to be not guilty in a court of law, then he will be entitled to payments and benefits consistent with a termination other than for cause, or (B) and the indictment relates to environmental matters but does not allege that the executive officer was directly involved or supervised the relevant actions, cause will not arise until the executive officer is convicted or enters a plea of guilty or nolo contendere; or (iv) material breach of the employment agreement’s restrictive covenants or any material written policy of the Company or an affiliate after, if the breach can be cured, written notice is given and the executive officer does not cure the breach within 10 business days.

Mr. Lipinski’s employment agreement commenced on January 1, 2011 and has a rolling three-year term, such that at the end of each calendar month after the commencement date it is automatically extended for an additional month. The employment agreement terms for Messrs. Riemann, Gross, Haugen, Jernigan and Swanberg commenced on January 1, 2011 and end on January 1, 2014. Mr. Pici’s employment agreement term commenced on January 4, 2012 and ends on January 4, 2015.

For each executive officer, in the event of a Qualifying Change in Control Termination, the applicable executive officer is entitled to receive, in addition to any earned but unpaid salary and benefits and any unpaid annual bonus for a completed fiscal year, (i) salary continuation for 12 months for Messrs. Haugen, Jernigan and Swanberg, 24 months for Messrs. Gross and Pici, 30 months for Mr. Riemann, and 36 months for Mr. Lipinski, (ii) a pro-rata bonus for the year in which termination occurs (based on actual performance in the applicable year), (iii) the continuation of health and welfare benefits for 12 months for Messrs. Haugen, Jernigan and Swanberg, 24 months for Mr. Gross and Pici, 30 months for Mr. Riemann, and 36 months for Mr. Lipinski at active-employee rates or until such time as the executive officer becomes eligible for such benefits from a subsequent employer, and (iv) monthly payments equal to 1/12th of their respective target bonuses for the year of termination during the 12-, 24-, 30- or 36-month severance period, as applicable.

In the event that the executive officer whose employment was terminated is eligible to receive continuation of health and welfare benefits at active-employee rates but is not eligible to continue to receive benefits under the Company’s plans pursuant to the terms of such plans or a determination by the insurance providers, the Company will use reasonable efforts to obtain individual insurance policies providing the executive with such benefits at the same cost to the Company as providing him with continued coverage under the Company’s plans. If such coverage cannot be obtained, the Company will pay the executive on a monthly basis during the relevant continuation period an amount equal to the amount the Company would have paid had he continued participation in the Company’s medical and dental plans.

As a condition to receiving these severance payments and benefits, the executive must (i) execute, deliver and not revoke a general release of claims and (ii) abide by the restrictive covenants detailed below. The agreements provide that if any payments or distributions due to an executive officer would be subject to the excise tax imposed under Section 4999 of the Code, then such payments or distributions will be cut back only if that reduction would be more beneficial to the executive officer on an after-tax basis than if there were no reduction. The agreements require each of the executive officers to abide by a perpetual restrictive covenant relating to non-disclosure, as well as covenants relating to non-solicitation and, except in the case of Mr. Gross, covenants relating to non-competition during their employment terms and for 12 months (36 months for Mr. Lipiniski) following the end of their employment terms.

See “Item 8. Additional Information — Information Regarding Compensation for Termination in Connection With a Change in Control” below for information regarding potential payments to named executive officers upon a termination of employment in connection with a change in control of the Company.

Non-Employee Directors’ Compensation

Under the Company’s director compensation policy, only non-employee directors receive compensation for their services as directors. This compensation includes an annual $60,000 cash retainer payable to each non-employee director, and the following for service on Board committees:

Committee	Committee Member Annual Retainer (Except Chairperson)	Chairperson Annual Retainer
Audit Committee	$8,750	$20,000
Compensation Committee	$5,000	$12,500
Nominating and Corporate Governance Committee	$5,000	$12,500
Environmental Health and Safety Committee	$5,000	$12,500

In addition, non-employee directors are paid meeting fees of $1,500 per meeting for each meeting in excess of six meetings a year for the Board, Compensation Committee, Nominating and Corporate Governance Committee, and Environmental Health and Safety Committee, and twelve meetings a year for the Audit Committee.

All directors are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

Annually, in December of each year, each non-employee director is granted a formula-based award of restricted stock with an approximate value of $135,000, which is granted pursuant to the LTIP and related restricted stock award agreement. For 2011, the Company determined the number of shares of restricted stock to be granted, 7,208 shares of restricted stock per non-employee director, by dividing $135,000 by the closing price of the Shares on December 30, 2011, which was $18.73 per Share. Shares of restricted stock granted to non-employee directors become vested immediately upon grant, but remain subject to the Share retention requirement described under “— Share Retention Guidelines” above.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that a person is or was an officer or director of the Company if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 145 of the DGCL also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case, court approval must be sought for indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they have been successful on the merits or otherwise in defending any such action. This statute provides that indemnification and advancement of expenses under the statute shall not be deemed to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The statute permits the purchase of liability insurance by the Company on behalf of officers and directors, and the Company has purchased such insurance.

Article VI of the Company’s by-laws requires indemnification to the fullest extent permitted by, and in the manner required by, the laws of the State of Delaware to any person who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (including any appeal thereof), whether civil, criminal, administrative, regulatory or investigative in nature (other than an action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or, if at a time when he or she was a director or officer of the Company, is or was serving at the request of, or to represent the interests of, the Company as a director, officer, partner, member, trustee, fiduciary, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise including any charitable or not-for-profit public service organization or trade association. Article VI of the Company’s by-laws also generally grants such persons the right to be paid by the Company the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition, upon delivery of an undertaking in writing by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified in respect of such costs and expenses by the Company as authorized by that Article. The indemnification provided for in Article VI is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of that Article.

In addition, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify and advance expenses to such persons to the fullest extent permitted by law.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer and after consultation with the Company’s financial and legal advisors, the Board, at a meeting held on February 29, 2012, unanimously determined that the Offer substantially undervalues the Company and is therefore inadequate to holders of Shares and is not in the best interests of the Company or its stockholders. Accordingly, for the reasons described in more detail below, your Board unanimously recommends that all of the Company’s stockholders REJECT the Offer and NOT tender any Shares pursuant to the Offer.

If you have already tendered Shares, you can withdraw them at any time. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, at the address and phone number below.

105 Madison Avenue

New York, NY 10016

Toll free: (800) 322-2885

Collect: (212) 929-5500

Copies of the press release and the letter to the Company’s stockholders relating to the unanimous recommendation of the Board to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

The Company, which was formerly privately held by certain funds associated with GS Capital Partners and Kelso & Company, L.P. as well as by certain members of the Company’s management team, became a publicly traded company on October 22, 2007.

The Company has delivered superior value to its stockholders, with a cumulative total stockholder return (defined as stock price appreciation plus dividends reinvested) as of February 24, 2012:

•	of 527% over the past three years; and

•	of 65% over the past year,

significantly outperforming its peers and the S&P 500 over those time periods.

The following chart demonstrates the Company’s strong performance relative to its industry peers and the S&P 500:

Note: Total return based on period from October 22, 2007 to February 24, 2012. CVR initial value based on IPO price of $19.00 per share. CVR total return compared to total return of refining selected companies: ALJ, DK, HFC, TSO and WNR. Selected companies index equal weighted

Source: Capital IQ

The Board has also taken a proactive approach to unlocking and returning value to stockholders through structural enhancements, including:

•	the initial public offering of the Company’s fertilizer subsidiary CVR Partners, L.P. (“CVR Partners”), the proceeds of which were used to deleverage the Company’s balance sheet;

•	the initiation of a regular distribution program by CVR Partners that provides the Company, as the owner of approximately 70% of CVR Partners’ equity, with regular cash flow from CVR Partners; and

•	the initiation of a regular dividend at CVR Energy.

On January 12, 2012, Mr. John Lipinski, the Chairman of the Board, Chief Executive Officer and President of the Company, received a telephone message from representatives of Mr. Icahn. Mr. Frank Pici, the Company’s Chief Financial Officer and Treasurer, returned the message, and spoke with Mr. Vincent Intrieri, one of Mr. Icahn’s representatives, who informed Mr. Pici that the Icahn Group had taken a substantial position in the Company, and asked to schedule a meeting.

After the close of trading that day, the Icahn Group filed with the SEC an initial statement of beneficial ownership on Form 3 and a statement of changes in beneficial ownership on Form 4, and on January 13, 2012 filed a Schedule 13D, disclosing beneficial ownership of 12,584,227 shares of Common Stock, including shares of Common Stock underlying call options, representing in total approximately 14.54% of the Company’s then outstanding shares of Common Stock. The Schedule 13D disclosed that the Icahn Group held 8,754,288 American-style call options to purchase shares of Common Stock, which represented approximately 70% of the Icahn Group’s total beneficial ownership of Common Stock. The Schedule 13D also revealed that during the ten-day period between January 3, 2012 and the date of the Form 3 and Form 4 filings on January 12, 2012, the Icahn Group had accumulated beneficial ownership of 8,289,288 shares of Common Stock, or the equivalent of approximately 9.57% of the then outstanding shares of Common Stock. The acquisitions during such ten-day period were accomplished entirely through the use of derivatives.

On January 13, 2012, the Company issued a press release responding to the notice of investment in the Company by the Icahn Group. The press release quoted a statement by Mr. Lipinski that the Company appreciated Mr. Icahn’s interest in the Company and his shared view that the Company is a valuable investment opportunity, and noting that the Company welcomes the views of all its stockholders and routinely considers their thoughts on business and strategy.

Later that day the Board held a telephonic special meeting at which certain members of the Company’s management, as well as representatives from Deutsche Bank Securities Inc. (“Deutsche Bank”), the Company’s regular external legal advisor, MacKenzie Partners, Inc. (“MacKenzie”) and the Abernathy MacGregor Group, Inc. (“Abernathy”) were present. Mr. Pici reviewed with the Board his conversation with Mr. Intrieri, and the Board discussed this conversation and the Icahn Group’s recent SEC filings, as well as Mr. Icahn’s intentions and the potential impact the Icahn Group’s sudden and significant increase in its equity position in the Company might have on the Company and its stockholders. The Deutsche Bank representatives reviewed with the Board the state of the mergers and acquisitions market, Mr. Icahn’s purchase of shares of Common Stock and call options and Mr. Icahn’s history of activities with other companies. The representatives from Deutsche Bank and the Company’s regular external legal advisor also reviewed with the Board the mechanics of a potential stockholder rights plan and related issues, and representatives of the Company’s regular external legal advisor provided a review of the Board’s fiduciary duties in connection with the decision whether to adopt such a plan. The Board then reviewed with its advisors various factors in determining whether it was appropriate and in the best interest of the Company’s stockholders to adopt a stockholder rights plan, including, among other things, the Icahn Group’s sudden and rapid ownership increase in the Company through the use of derivatives (which made it difficult for the Company and other stockholders to have notice of such increase), the potential impact of the

Icahn Group’s stockholding on management’s ability to focus on operation of the business and delivering long-term stockholder value, the cyclicality of the Company’s industry and business, the near-term economic outlook and Mr. Icahn’s history of activist campaigns.

After considering various factors, including those described in the immediately preceding paragraph, and concluding that the further accumulation by Mr. Icahn of additional shares of Common Stock and derivative positions in the Company was a threat to the Company and its stockholders, the Board unanimously determined that it was in the best interests of the Company and its stockholders to adopt a stockholder rights plan (the “Rights Agreement”). In doing so, the Company noted that the Rights Agreement was intended to ensure that all stockholders receive fair and equal treatment and maintain the ability to realize the long-term value of their investment in the Company. Later in the day on January 13, 2012, the Company issued a press release announcing that the Board had adopted the Rights Agreement, and noted that the Rights Agreement was intended to protect the Company’s stockholders against the threats posed by inadequate or coercive takeover attempts, or other tactics that might be used to gain control of the Company without negotiating with the Board or paying all stockholders a fair price for their shares of Common Stock. The Company also stated that the Rights Agreement was not designed to prevent a takeover or an offer to acquire the Company, but rather intended to allow the Board adequate time to consider any and all alternatives that are presented.

After the Company issued this press release, Mr. Pici received an email from Mr. Intrieri expressing Mr. Icahn’s disappointment with the Board’s decision to adopt the Rights Agreement.

That weekend, the Board met telephonically with representatives of Goldman, Sachs & Co. (“Goldman Sachs”), for purposes of determining whether Goldman Sachs should serve as an additional financial advisor to the Board and the Company, and separately with representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), for purposes of determining whether Wachtell Lipton should serve as legal advisor to the Board and the Company.

On January 17, 2012, Mr. Intrieri spoke with Mr. Pici to express again Mr. Icahn’s disappointment with the Board’s decision to adopt the Rights Agreement. Mr. Intrieri also requested a meeting between representatives of the Icahn Group and representatives of the Company, and Mr. Pici agreed that the representatives would meet the following week at Mr. Icahn’s offices in New York.

On January 23, 2012, Messrs. Lipinski and Pici met with Messrs. Icahn and Intrieri, as well as George W. Hebard III, another of the Icahn Group’s representatives, at Mr. Icahn’s offices. Among other things, the parties discussed the Icahn Group’s intentions and proposals with respect to the Company, none of which included a proposal to sell the Company. Mr. Icahn also requested an extension of the Company’s February 18, 2012 deadline for nominating candidates to the Board and submitting proposals to be considered at the Company’s upcoming annual meeting. At the close of the conversation, Messrs. Lipinski and Pici noted that they would discuss matters with the Board and would contact representatives of Mr. Icahn again in a few weeks.

On January 24, 2012, the Board held a telephonic meeting during which Messrs. Lipinski and Pici provided the directors with an update on the meeting with representatives of the Icahn

Group and recent meetings with other Company stockholders. Representatives of Wachtell Lipton also discussed with the Board their basic responsibilities. Following this discussion, the Board directed the Company’s management and advisors to complete their in-depth evaluation of a number of strategic ideas, including the initiation of a regular and/or special dividend and implementation of a separation transaction involving CVR Partners, all of which and more had been under consideration by the Board for several months. The Board agreed to reconvene to review the analysis of the Company’s advisors on February 2, 2012, at the offices of Wachtell Lipton in New York.

On February 1, 2012, Mr. Intrieri emailed Mr. Pici with respect to the status of their discussions. Mr. Pici replied that in accordance with its standard practice, the Board was considering a number of alternatives and would contact Mr. Icahn in a few weeks.

On February 2, 2012, the Board, members of the Company’s management and representatives of its advisors met at the offices of Wachtell Lipton. Representatives of the Company’s financial advisors described the financial analyses they had performed regarding various potential strategic alternatives, including a potential spin-off of a corporate holding company to hold the Company’s limited partnership interests in CVR Partners (“UAN Holdco”) and potentially instituting a regular dividend to the stockholders and paying a special dividend to the stockholders funded through a sale of a portion of the Company’s holdings in CVR Partners. The group discussed the likely impacts to the Company and its stockholders resulting from a spin-off of a UAN Holdco, noting the relatively tax inefficient corporate structure required to effect a tax-free spin-off transaction. The Board also discussed the fact that there were no direct comparable companies for a UAN Holdco and a strong likelihood that UAN Holdco would trade at a discount (on a current yield basis) to other publicly-traded corporate holding companies of master limited partnerships, and potentially to CVR Partners itself. Following extensive discussion among members of the Board and representatives of the advisors, the Board reached a consensus that the financial advisors should perform further financial analyses regarding the Company potentially instituting a regular cash dividend as well as potentially selling some portion of the Company’s limited partnership interests in CVR partners to fund a special dividend to shareholders and to strengthen the Company’s balance sheet. The Board also requested that the financial advisors analyze these potential alternatives in the event of a downturn in the refining and fertilizer markets over a period of time. The Board then agreed to reconvene early the following week to discuss the results of this additional financial analyses and to decide on a course of action.

On February 6, 2012, the Board met telephonically with members of the Company’s management and representatives of the Company’s advisors to discuss, among other things, the further analysis undertaken since the last meeting. After review of the advisors’ analysis, it was the sense of the Board that, consistent with its goal of increasing long-term stockholder value, it was in the best interests of the Company and its stockholders to implement a regular cash dividend, as well as to sell a portion of the Company’s holdings in CVR Partners, the proceeds of which would primarily be used to fund a special dividend to stockholders and also to strengthen the Company’s balance sheet. Representatives of the Company’s advisors also discussed with the Board the process and timing for implementing a sale of the Company’s holdings in CVR Partners, including the filing of a registration statement with the SEC for CVR Partners. The Board agreed that after the Company’s participation in an upcoming equity research conference, the Board would again meet to decide and take formal action on the regular dividend and sale of a portion of the Company’s holdings in CVR Partners.

Later that week, on February 9, 2012, Mr. Pici called Messrs. Icahn, Intrieri and Hebard, noting that, as promised, he was touching base to get their feedback. Mr. Intrieri noted that their preference was for the Company to institute a dividend to stockholders based on a straight flow through of distributions the Company receives from CVR Partners, as well as any additional income the Company could realize from further hedging of crack spreads. Mr. Icahn noted that he also wanted the Company to separate or spin-off either its holdings in CVR Partners or its refining assets, and return any resulting cash to stockholders. In addition, Mr. Icahn reiterated his request that the Company extend the deadline for nominating candidates to the Board and submitting proposals to be considered at the Company’s upcoming annual meeting.

On February 12, 2012, the Board met telephonically to review and approve the implementation of a regular quarterly cash dividend of $0.08 per Share and to authorize the Company to work on preparing for a sale of a portion of the Company’s investment in CVR Partners, the proceeds of which were to be used to pay a special dividend to stockholders and strengthen the Company’s balance sheet.

On February 13, 2012, the Company issued a press release and provided an investor presentation on its website in relation to the foregoing matters, including details on why separating CVR Partners or spinning off a UAN HoldCo was not an optimal strategy at this time. Later that day, Messrs. Lipinski and Pici spoke with Messrs. Icahn and Intrieri to discuss the press release and the Company’s strategic plan. Mr. Icahn stated that he was disappointed in the level of the dividend and the fact that the Company would be selling a portion, rather than all, of its holdings in CVR Partners. Mr. Icahn then said that rather than completing a separation or spin-off of the Company’s holdings in CVR Partners or its refining assets, he now thought that the Company should seek to sell itself. None of Mr. Icahn or any of his representatives had raised this suggestion during any prior communication with representatives of the Company. Mr. Icahn’s representatives stated that they believed there were at least three or four companies that would be interested in purchasing the Company, and that it was their view that Company stockholders could receive a purchase price in the high $30 to low $40 range, although Mr. Icahn provided no evidence for this belief. Mr. Lipinski then asked Mr. Icahn if he would be willing to acquire the Company for a purchase price in that range. Mr. Icahn responded that he would not. Mr. Icahn noted that the Icahn Group would be filing a 13D shortly stating that the Company should pursue a sale process.

The following day, on February 14, 2012, the Board met telephonically to discuss market and stockholder reaction to the announcement of the Company’s initiation of a regular cash dividend and its intention to monetize a portion of its holdings of CVR Partners, as well as to discuss the conversation Messrs. Lipinski and Pici had with representatives of the Icahn Group. Subsequently, the Icahn Group amended its Schedule 13D to state that it now believed the Company should commence a process to put itself up for sale, rather than pursuing the initiatives announced by the Company on the previous day.

On February 16, 2012, Mr. Icahn delivered a notice to the Company, indicating the intent of High River Limited Partnership, a member of the Icahn Group, to nominate a slate of nine directors for election at the 2012 Annual Meeting and to propose stockholder resolutions for consideration at the 2012 Annual Meeting. Five of the nine nominees (Messrs. Hebard, Intrieri, SungHwan Cho, Samuel Merksamer and Daniel A. Ninivaggi) are current employees of the Icahn Group, another nominee (Mr. Stephen Mongillo) is a former employee of the Icahn Group and two of the three remaining nominees (Mr. Robert Alexander and Mr. Glenn Zander) worked for Icahn-controlled companies for many years.

That same day, in addition to publicly announcing his proposal of a slate of nine directors for election at the 2012 Annual Meeting, Mr. Icahn publicly announced his intention to commence a tender offer for all outstanding Shares for $30.00 per Share in cash, plus one contingent value right. As proposed by Mr. Icahn in his announcement, each contingent value right would entitle holders of Shares to an additional payment per Share equal to the value per Share in excess of $30.00 for which the Company is sold, but only if a definitive agreement for the sale of the Company is executed within nine months of the completion of the Offer. Mr. Icahn’s public announcement noted that his purpose in announcing the Offer and proposing a slate of directors for election was to pursue a sale of the entire Company, for which he stated he expected to achieve a price of at least $37 per Share. The announcement noted that the Offer would be subject to a number of conditions, including the requirement that at least 35.76% of the issued and outstanding Shares be tendered and not withdrawn, that Icahn’s proposed slate of directors be elected at the 2012 Annual Meeting and that the Rights Agreement be eliminated, as well as “other typical conditions.” Also on February 16, 2012, certain members of the Icahn Group delivered a letter to the Company demanding, pursuant to Section 220 of the DGCL, inspection of the Company’s stockholder list and security position listing.

In the evening of February 16, 2012, the Company issued a press release confirming receipt of Mr. Icahn’s notice of intent to nominate directors and to propose stockholder resolutions, as well as his intent to initiate an unsolicited tender offer to acquire all of the Shares of the Company. The following morning, on February 17, 2012, the Board met telephonically to discuss the announcement by Mr. Icahn. The Board noted that the Nominating and Corporate Governance Committee would review Mr. Icahn’s nominations in due course and make a recommendation that it believed to be in the best interests of all the Company’s stockholders.

On February 23, 2012, Offeror, together with other members of the Icahn Group, commenced the Offer by filing the Schedule TO with the SEC.

On February 24, 2012, the Company responded to the February 16, 2012 Delaware Section 220 demand letter indicating that it would begin providing requested information subject to the Icahn Group executing a customary confidentiality agreement, a form of which was provided, and paying the Company’s expenses associated with providing such information.

On February 27, 2012, the Board met with management and representatives of Goldman Sachs, Deutsche Bank and Wachtell Lipton at the offices of Wachtell Lipton in New York to review and discuss, among other things, the Company’s operational performance and financial forecasts. The Board also discussed with management and its advisors market and stockholder reaction to the Offer as well as the terms and conditions of the Offer.

The next day, the Board again met with management and representatives of Goldman Sachs, Deutsche Bank, Wachtell Lipton, MacKenzie and Abernathy at the offices of Wachtell Lipton in New York to review in detail the terms of the Offer. During this meeting, representatives of Goldman Sachs and Deutsche Bank discussed their financial analysis of the Offer. After extensive discussion, the Board determined to meet telephonically the following day to take formal action with respect to the Offer.

The following day, on February 29, 2012, the Board met telephonically with management and representatives of Goldman Sachs, Deutsche Bank, Wachtell Lipton, MacKenzie and Abernathy. During this meeting, each of Goldman Sachs and Deutsche Bank rendered an oral opinion to the Board, subsequently confirmed in writing, that as of February 29, 2012, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than the Offeror and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. At the meeting, the Board unanimously determined that the Offer substantially undervalues the Company and is therefore inadequate to holders of Shares and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously determined to recommend that stockholders reject the Offer and not tender their Shares into the Offer. The full text of the written opinions of each of Goldman Sachs and Deutsche Bank, each dated February 29, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each such opinion, are attached as Annexes B and C, respectively. Each of Goldman Sachs and Deutsche Bank provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and Deutsche Bank are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered numerous factors, including, but not limited to, those described below. The Board has concluded that the Offer substantially undervalues the Company in light of the Company’s extraordinary performance, particularly in relation to its peers, and future growth prospects. Moreover, the Board has concluded that the numerous conditions to the Offer and Mr. Icahn’s track record create significant uncertainty as to when – if ever – the Company’s stockholders would receive the consideration purportedly being offered in the Offer.

Furthermore, the Board believes that the Offer’s promise of potential additional consideration to the Company’s stockholders by means of the CCP right is illusory. The Board is confident that the Company will, consistent with its historical performance and operational excellence, deliver greater value to its stockholders by pursuing its current plans and taking the actions described below, than would be obtained by the Offer.

The Board believes that operating the Company in accordance with its current plans will deliver substantially greater value for the Company’s stockholders than the Offer.

The Board believes that the Offer substantially undervalues the Company, as it does not reflect the Company’s strong track record and future growth potential, nor does it reflect the many opportunities available to the Company.

•	The Company’s Board and management have delivered outstanding results. The Company has had a strong and consistent track record of success including:

–	Outstanding stockholder returns: 527% over the past 3 years and 65% over the past year, significantly outperforming our peers and the S&P 500.

–

Pursuing opportunities that deliver value to our stockholders: The Board and management have been extremely proactive in identifying and executing on initiatives to enhance stockholder returns, including the initial public offering of CVR Partners in April 2011; the accretive acquisition of Gary-Williams Energy Corporation in December 2011; and, most recently, our announcement regarding the initiation of regular quarterly dividends and the proposed sale of CVR Partners units to fund a special dividend and to further strengthen our balance sheet.

–

Superior operational results: Through a combination of operating improvements, increased efficiencies and accretive acquisitions, the Company has increased its refining capacity from 113,500 barrels per day at the time of the Company’s initial public offering in 2007 to approximately 185,000 barrels per day currently, and it has increased its fertilizer capacity from 1,100 tons per day of ammonia and 1,500 tons per day of urea ammonium nitrate (“UAN”) over the same time period to current capacity of 1,225 tons-per-day of ammonia and 2,025 tons-per-day of UAN (with a significant two-year plant expansion underway designed to increase the Company’s UAN production capacity by approximately 50% per year). Additionally, the Company has made significant capital investments to allow it to process heavier, higher sulfur crudes, in order to enhance flexibility and profitability and improve operational reliability of the petroleum and fertilizer facilities. These initiatives will allow the Company to build on its record levels of Adjusted EBITDA of $580.9 million in its Petroleum segment and $162.6 million in its Fertilizer segment during 2011.

–	Financial strength: As a result of its focus on balance sheet strength in a cyclical industry, the Company’s credit rating from Moody’s Investor Services has improved to Ba3.

•

We believe that we can build upon our track record of strong stockholder returns by executing on the substantial opportunities available to the Company. The Offer is an opportunistic attempt by Mr. Icahn to take advantage of opportunities that should benefit all stockholders.

–	The Company is uniquely positioned to benefit from the increased production of North American crude: As a mid-continent refiner with the logistics access and operating flexibility to accept a wide variety of crude oil inputs, we are well-positioned to take advantage of the dramatically increasing production of on-shore North American crude. Mid-continent refiners such as the Company have benefited substantially due to their better access to lower-cost crude oil coming from Canada, the Rockies and the mid-continent regions of the United States. This lower-cost crude has improved refining margins and enhanced our financial results. Given the technological advances and capital commitments made by oil producers, large volumes of incremental crude oil production are expected to come from numerous onshore plays including the Bakken Shale in North Dakota, the Anadarko Basin in Oklahoma and the Niobrara, the Denver-Julesberg and the Powder River basins in the Rockies. In addition, imports of Canadian oil are expected to increase dramatically. The current pipeline infrastructure results in an oversupply of crude oil in the mid-continent area, particularly at Cushing, Oklahoma, near the Company’s refineries. The charts below illustrate expected growth for Canadian and Bakken crude production, which are two key pieces of the crude supply in the region.

The continuing growth of supply will have a significant impact on the pricing of crude oil in the area of the Company’s refineries. While significant planned construction of pipeline infrastructure over the next five years will result in major changes to the United States pipeline map, additional transport capacity may not be implemented quickly enough in a number of areas, including the mid-continent region, to alleviate oversupply conditions. These supply-demand dynamics are expected to keep crude oil prices in the mid-continent relatively low, allowing the Company and other mid-continent refiners to maintain or increase refining margins in the future.

As illustrated below, industry consultants anticipate that the significant current discount of West Texas Intermediate (“WTI”) crude to Brent crude is expected to continue in the future as oversupply of crude oil in the mid-continent region persists.

WTI-Brent Spread Forecast

Source: Bentek Energy

•

Our initiatives in crude gathering and storage are expected to increase EBITDA: The Company is focused on capturing EBITDA by acquiring crude at the wellhead (or lease), trucking, and/or leasing crude oil gathering pipelines in the general area of its refineries. During the fourth quarter of 2011, the Company gathered approximately 37,500 barrels of crude oil per day – an amount on track to increase to in excess of 40,000 barrels per day during the first quarter of 2012. This represents over a 500% increase from the 7,000 barrels per day the Company gathered in 2005. The crude gathering business has reduced our cost of crude oil, increasing our refining margin by approximately $2 per barrel of crude oil gathered.

The Company also has access to approximately 4 million barrels of crude oil storage tanks located at the Cushing hub (approximately 3 million of which is leased and 1 million of which is owned), with the potential to add an additional 5 million barrels of capacity. This storage capacity provides significant operating flexibility to the Company, as well as the opportunity to generate additional operating income by leasing the storage out to third parties at fixed fees or by holding incremental presold inventory at a fixed profit.

The following slides demonstrate the Company’s extensive pipeline network, in both supply and marketing, and the key features of the Company’s crude gathering, storage and logistics programs.

•

The Company is just beginning to realize the benefits from its recent acquisition of Gary-Williams Energy Corporation: Our recently completed accretive acquisition of Gary-Williams Energy Corporation and its Wynnewood, Oklahoma refinery (which was completed on December 15, 2011) will provide a meaningful increase in the scale and diversity of the Company’s refining operations – creating a company with more than 185,000 barrels per day of processing capacity at two locations in the attractive PADD II, Group 3, region. Furthermore, the Wynnewood facility, like the Company’s Coffeyville facility, has access to a variety of cost-advantaged WTI price-linked crudes. We expect this acquisition to contribute approximately $32 million in EBITDA from the realization of synergies this year, with an increase to more than $40 million in the following years.

In short, the Board believes that it and the Company’s management team can deliver more value to our stockholders than the Offer.

The Offer does not deliver a compelling premium.

•	The Offer does not reflect a compelling premium. The $30.00 per Share cash portion of the Offer price represents a paltry premium of only:

–	8.7% over the Company’s closing stock price as of February 15, 2012, the last day prior to Mr. Icahn’s announcement of the Offer;

–	13.3% to the Company’s stock price as of January 12, 2012, when indexed to match the mean growth of its peers (January 12 is the day prior to the public announcement of Mr. Icahn’s investment); and

–	3.9% to the Company’s highest closing stock price during the six months prior to the announcement of the Offer of $28.88, which occurred on September 8, 2011.

In addition, as of February 15, 2012, Wall Street analysts’ price targets for the Company were in the range of

$30.00 – 35.00.

•	Mr. Icahn has said his $30 Offer price undervalues the Company. Mr. Icahn has stated the Company could be sold for a much higher price than the Offer price.

•

The inadequate Offer price of $30.00 will be reduced, dollar-for–dollar, by the amount of any special dividend paid to Company stockholders following the Company’s proposed sale of a portion of its investment in CVR Partners. The Company intends to sell a portion of its investment in CVR Partners, the proceeds of which will be used, in part, to pay for a special dividend to all stockholders. As described in Item 13 of the Schedule TO, the cash portion of the purchase price payable by the Offeror pursuant to the Offer, in the aggregate, will be reduced, dollar-for-dollar, to the extent of any special dividend. Therefore, Mr. Icahn’s offer price is not in fact $30.00.

The Company has received inadequacy opinions from both of its financial advisors.

The Board considered the fact that Goldman Sachs and Deutsche Bank each rendered an opinion to the Board, subsequently confirmed in writing, that as of February 29, 2012, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than the Offeror and its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

The full texts of the written opinions of Goldman Sachs and Deutsche Bank, each dated February 29, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes B and C, respectively. Each of Goldman Sachs and Deutsche Bank provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and Deutsche Bank are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

The Offer is coercive and provides no protection for stockholders who do not tender.

The Offer provides no protection whatsoever to Company stockholders who do not tender in the Offer. Stockholders face the threat that if they do not tender into the Offer, and the Offer is subsequently consummated, they may find themselves as minority stockholders in a Company with a new majority stockholder and an entirely new Board controlled by Mr. Icahn (composed of five current Icahn employees, one recent former Icahn employee and two more persons who were employed for many years by Icahn-controlled companies). Further, the Offeror has stated that, following the completion of the Offer, the Company may be delisted from the New York Stock Exchange and the remaining outstanding Shares deregistered (so the Company would no longer be required to file reports with the SEC). These events would almost certainly lead to a substantial decline in value of the remaining outstanding Shares.

The identity and track record of Mr. Icahn, as well as the extraordinarily lengthy list of substantial conditions to the Offer, create significant doubt that the Offer will ever be consummated.

The Board believes that Mr. Icahn’s poor track record in similar situations, coupled with the numerous conditions to the Offer, make the Offer illusory.

•

Mr. Icahn has an extremely poor track record with respect to similar situations. According to publicly available data, since 2000, affiliates of Mr. Icahn made public proposals to acquire all, or a substantial portion of, at least fifteen other public companies that were not in bankruptcy proceedings at the time, and launched a tender offer in respect of seven of these companies. Mr. Icahn and his affiliates failed to consummate any of these acquisition attempts. The Board believes that there is an extremely low likelihood that Mr. Icahn intends to complete the Offer and is instead using the Offer simply as a tactic to seek out bids from potential strategic acquirors.

•	The Offer contains an extraordinarily lengthy list of conditions. As described under Item 14 of the Offer, the Offer is subject to sixteen substantive conditions, including the following conditions:

–	the Sale Condition,

–	the Minimum Condition,

–	the Poison Pill Condition,

–	the No Material Adverse Effect Condition (as determined by Mr. Icahn),

–	the Board Condition,

–	the No Injunction Condition,

–	the No Limitation on Rights Condition,

–	the No Adverse Effect or Diminution of Value Condition,

–	the No External Events Condition,

–	the No Challenge Condition,

–	the 10b-5 Condition,

–	the No Change in Compensation Condition,

–	the No Additional Issuance Condition,

–	the No Material Change Condition,

–	the No Competing Offer Condition, and

–	the HSR Condition.

•

The conditions give Mr. Icahn wide latitude not to consummate the Offer. According to the Schedule TO, all of the conditions to the Offer (including the No Material Adverse Effect Condition, for example) are for the sole benefit of Mr. Icahn, and may be asserted by him regardless of the circumstances giving rise to any such condition. In other words, the Schedule TO claims that Mr. Icahn may assert that a condition has not been satisfied, and such determination will not be subject to challenge.

For example, Mr. Icahn could claim that the No Material Adverse Effect Condition is not satisfied if there is any change or development since the date of the Offer that is outside the ordinary course of the Company’s business or that may (not “will”) be materially adverse to the Company. If there were to be any negative change in the various commodity markets, including the price of WTI crude oil or the 2-1-1 crack spread, for instance, Mr. Icahn could claim that this condition has not been satisfied.

In addition, a number of the conditions – such as the 10b-5 Condition – are written such that their satisfaction is to be determined solely in the judgment of Mr. Icahn. In fact, in all cases Mr. Icahn would have the right to declare a condition not satisfied even if caused by his action or inaction.

Even if the Offer is completed, the CCPs are unlikely to provide any additional value to tendering stockholders and include structural incentives for abuse of CCP holders.

•

Payment on the CCPs depends on a sale transaction that is highly unlikely to occur during the extremely short nine-month window, and which Mr. Icahn has significant economic incentive to delay. As described in the Offer, in order for any payment to be made to the holders of the CCPs, the Company (which will then be controlled by Mr. Icahn and governed by a board of directors entirely hand-picked by Mr. Icahn) must execute a definitive agreement for the sale of the Company at a price per Share in excess of $30.00 within nine months following the completion of the Offer, and such transaction must close.

The Company’s stockholders currently have the ability, without limitation, to participate in the upside from a potential sale simply by continuing to hold their Shares. Tendering into the Offer will only serve to limit the future upside stockholders may receive, because they will only receive the benefits of a sale that meets this artificially imposed nine-month requirement.

In fact, Mr. Icahn is incentivized NOT to execute a definitive agreement for the sale of the Company until after the nine-month period. If he were to cause the Company to execute an agreement for such sale merely one day after that nine-month period, tendering stockholders would receive nothing in respect of their CCPs – all of the upside associated with the tendering Shares would go into Mr. Icahn’s pocket.

As further evidence that the CCPs will not provide tendering stockholders with any upside, the terms of the CCPs do not even require Mr. Icahn or his hand-picked board of directors to undertake any level of efforts to sell the Company during the nine-month CCP window. The CCP also expressly disclaims any fiduciary duties to the holders of the CCPs. There is therefore absolutely no reason for Mr. Icahn to pursue a sale that would result in a payment on the CCPs. For these and other reasons, the Board, after consultation with the Company’s advisors, concluded that the CCPs are unlikely to provide any additional value to the Company’s stockholders.

•

Other terms of the CCP also offer significant potential for abuse. In addition to the significant potential for abuse described above, the CCP contains numerous terms and conditions that could be exploited to harm its holders. For example, the terms of the agreement governing the CCPs (as set forth in Schedule II to the Offer) would not prohibit Mr. Icahn from piecemeal sales of the major assets of the Company (for example, selling the Company’s interests in CVR Partners) in order to avoid making any payment on the CCPs.

The CCPs will be unregistered, and there will be no public information available regarding these instruments. The Schedule TO also states that the Company may also be deregistered and delisted. Collectively, this means that holders of the CCPs (as well as remaining minority investors in the Company) may have no visibility into the Company’s performance, including any efforts to sell the Company or whether or not the CCPs are in fact entitled to any payment. In addition, the terms of the CCPs provide holders with no information rights and require holders representing a majority of the outstanding CCPs to organize themselves at their own expense to seek to enforce their rights; individual holders will have no ability to enforce their rights under the CCPs.

•

The CCPs will not be registered and will not be transferable. Because the CCPs will be, by their terms, non-transferable, tendering stockholders who do not wish to hold their CCPs will be stuck holding a non-transferable, non-registered and non-listed instrument, forcing all such holders to hold their CCPs until they expire.

•

The Offer states that there is substantial uncertainty as to the tax treatment of the CCP. As noted in Item 5 of the Offer, stockholders would face legal and factual uncertainty regarding the valuation and tax treatment of the CCP. According to the Schedule TO, it is possible that tendering stockholders may have to pay tax upon receipt of the CCP even though the stockholder may not receive any payment in respect of the CCP.

The Board and current management are much more capable than Mr. Icahn of leading a sale of the Company or pursuing any other strategic opportunity.

If a sale of the Company is to take place, the Company’s current Board and management – who have delivered strong stock performance, increased stockholder value, and have the interests of all of stockholders, not just Mr. Icahn, in mind – are far more capable of guiding the Company through a sale process than the Icahn Group’s nominees, who on the whole have no appreciable experience with the Company or the refining or fertilizer industries. Permitting the representatives of the Icahn Group to lead a sale process will put Mr. Icahn’s interests above those of all other stockholders. The Board has always taken its fiduciary duties to stockholders very seriously and would discharge those duties properly in the context of analyzing any third-party proposal with respect to the Company.

The Offer describes no plan to fund the mandatory offer that will be triggered for the Company’s outstanding debt or the resulting effect on the Company.

Consummation of the Offer would trigger a mandatory offer to repurchase all of the Company’s notes. As described in Item 12 of the Offer and in Item 8 “Additional Information – Effect of the Offer on the Company’s Outstanding Indebtedness” of this Statement, if the Offeror and its affiliates become the beneficial owner of 50% or more of the voting shares of the Company, the Company will be required to make an offer to repurchase at a premium all of the Company’s outstanding notes (of which approximately $670 million in aggregate principal amount were outstanding as of February 8, 2012). The Company currently does not have sufficient cash on hand to fund the full amount of this repurchase. The Schedule TO does not describe any plan, or source of funds, to finance this very significant liability that will result if the Offer is completed in accordance with its terms, nor does it describe the very serious consequences to the Company and its remaining minority stockholders that would result in the event the Company is unable to satisfy this liability, or is able to satisfy it only by refinancing the debt on disadvantageous terms. The prospect of holding a potentially delisted and unregistered minority equity interest in an insolvent entity is further evidence of the coercive nature of Mr. Icahn’s Offer.

There is no possibility that stockholders will receive the Offer consideration by March 23, 2012.

Stockholders should not be deceived into thinking that there is any possibility of receiving the Offer consideration on or about the Expiration Date of March 23, 2012, even if the Minimum Condition were to be satisfied. It is an impossibility for the Offer to close by March 23, 2012, because the Board Condition imposed by the Offeror cannot be satisfied, if at all, until the 2012 Annual Meeting, which is customarily held in May and for which a date has not yet been announced.

*            *             *

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Board has unanimously determined that the Offer substantially undervalues the Company and is therefore inadequate to holders of Shares and is not in the best interests of the Company or its stockholders. Accordingly, for the reasons described above, your Board unanimously recommends that all of the Company’s stockholders REJECT the Offer and NOT tender any Shares pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Goldman Sachs and Deutsche Bank as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse each of Goldman Sachs and Deutsche Bank for certain expenses arising out of or in connection with the engagement and to indemnify each of Goldman Sachs and Deutsche Bank against certain liabilities relating to or arising out of the engagement.

The Company has engaged MacKenzie to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

The Company has also retained Abernathy as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Abernathy for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share

John J. Lipinski	December 30, 2011	266,952	Acquisition – Award of restricted stock	0

John J. Lipinski	December 31, 2011	27,014	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

John J. Lipinski	January 18, 2012	25,000	Disposition – Sale pursuant to a 10b5-1 trading plan dated May 26, 2011	23.56*

John J. Lipinski	February 8, 2012	5,000	Disposition – Sale pursuant to a 10b5-1 trading plan dated May 26, 2011	27.47*

John J. Lipinski	February 23, 2012	5,000	Disposition – Sale pursuant to a 10b5-1 trading plan dated May 26, 2011	29.54*

Stanley A. Riemann	December 30, 2011	79,419	Acquisition – Award of restricted stock	0

Stanley A. Riemann	December 31, 2011	8,305	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

Frank A. Pici	January 4, 2012	35,071	Acquisition – Award of restricted stock	0

Edmund S. Gross	December 30, 2011	57,982	Acquisition – Award of restricted stock	0

Edmund S. Gross	December 31, 2011	6,317	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

Robert W. Haugen	December 30, 2011	26,429	Acquisition – Award of restricted stock	0

Robert W. Haugen	December 31, 2011	1,982	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

Wyatt E. Jernigan	December 30, 2011	24,987	Acquisition – Award of restricted stock	0

Wyatt E. Jernigan	December 31, 2011	1,281	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

Christopher G. Swanberg	December 30, 2011	21,957	Acquisition – Award of restricted stock	0

Christopher G. Swanberg	December 31, 2011	1,694	Disposition – Purchased by the Company for tax liability purposes in connection with vesting of a previous award	18.73

Mark E. Tomkins	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

Mark E. Tomkins	December 30, 2011	2,136	Disposition – Purchased by the Company for tax liability purposes in connection with award	18.73

Steve A. Nordaker	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

Steve A. Nordaker	December 30, 2011	1,802	Disposition – Purchased by the Company for tax liability purposes in connection with award	18.73

C. Scott Hobbs	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

C. Scott Hobbs	December 30, 2011	2,136	Disposition – Purchased by the Company for tax liability purposes in connection with award	18.73

Joseph E. Sparano	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

Joseph E. Sparano	December 30, 2011	2,540	Disposition – Purchased by the Company for tax liability purposes in connection with award	18.73

George E. Matelich	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

Barbara M. Baumann	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

William J. Finnerty	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

Robert T. Smith	December 30, 2011	7,208	Acquisition – Award of restricted stock	0

* The price indicated reflects the weighted average sale price.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

The Company has disclosed that it intends to sell a portion of its holdings in CVR Partners to fund a special dividend to stockholders and strengthen the Company’s balance sheet. The Board believes that a sale of a portion of the Company’s holdings in CVR Partners offers the best opportunity to deliver significant value to stockholders in a reasonable time frame with minimal execution risk or structural impediments. The size, time and manner of the sale will be disclosed when the transaction is implemented.

Except as described in the preceding two paragraphs or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Employment Agreements

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements,” which is incorporated herein by reference, the Company previously entered into employment agreements with each of its named executive officers, pursuant to which each named executive officer is entitled to certain payments and benefits from the Company in the event of a Qualifying Change in Control Termination. Severance payments and benefits would be provided for the duration of the named executive officer’s severance period (described in the footnotes to the table below), provided that his pro-rated annual bonus would be paid at the time when annual bonuses are paid generally to the Company’s senior executives for the year in which termination occurs.

As a condition to receiving such severance payments and benefits, the named executive officer must (i) execute, deliver and not revoke a general release of claims and (ii) abide by restrictive covenants, including a perpetual non-disclosure covenant, non-solicitation covenants and, except in the case of Mr. Gross, covenants relating to non-competition during the employment term and for 12 months (36 months for Mr. Lipiniski) following the employment term. The agreements provide that if any payments or distributions due to the named executive officer would be subject to the excise tax imposed under Section 4999 of the Code, then such payments or distributions will be cut back only if that reduction would be more beneficial to the named executive officer on an after-tax basis than if there were no reduction.

Restricted Stock

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Equity-Based Awards Held By the Non-Employee Directors and Executive Officers of the Company — Treatment of Restricted Stock,” which is incorporated herein by reference, each named executive officer holds unvested restricted stock. In the event that a named executive officer experiences a Qualifying Change in Control Termination, his unvested restricted stock would vest immediately.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)

John J. Lipinski Chief Executive Officer	10,326,370	16,905,840	53,078	27,285,288

Stanley A. Riemann Chief Operating Officer	3,508,151	5,140,320	44,232	8,692,703

Frank A. Pici Chief Financial Officer and Treasurer	1,448,904	1,052,130	27,568	2,528,602

Edmund S. Gross Senior Vice President, General Counsel	1,576,219	3,988,680	43,470	5,608,369

Robert W. Haugen Executive Vice President, Refining Operations	689,485	1,466,670	17,726	2,173,881

(1)	Under the applicable employment agreements, upon a Qualifying Change in Control Termination, each named executive officer would be entitled to receive the following payments and benefits from the Company (i) salary continuation, for a period of 12 months for Mr. Haugen, 24 months for Messrs. Gross and Pici, 30 months for Mr. Riemann, and 36 months for Mr. Lipinski, (ii) a pro-rated annual bonus for the year in which termination occurs (which would be based on actual performance in the year of termination, assumed to be paid at 100% of target for the purposes of the table) and (iii) monthly payments equal to 1/12th of his target bonus for the duration of the severance period. Because the payments disclosed in the table above are conditioned upon a termination of employment without cause by the Company or for good reason by the named executive officer in connection with a change in control, they are “double-trigger”. Set forth below is a table summarizing the amount of the salary continuation, pro-rata bonus and target bonus payment for each named executive officer, assuming that the named executive officer experienced a Qualifying Change in Control Termination on February 23, 2012.

Named Executive Officers	Salary Continuation ($)	Pro-rata Bonus ($)	Target Bonus Payment ($)
John J. Lipinski	2,850,000	351,370	7,125,000
Stanley A. Riemann	1,125,000	133,151	2,250,000
Frank A. Pici	700,000	48,904	700,000
Edmund S. Gross	760,000	56,219	760,000
Robert W. Haugen	290,000	51,485	348,000

(2)	All unvested restricted stock awards held by the named executive officers are subject to “double-trigger” vesting upon a Qualifying Change in Control Termination. The estimated equity values above assume each named executive officer experienced a Qualifying Change in Control Termination on February 23, 2012 and are based on the Offer price of $30.00 per Share (attributing, for the purposes of the table, no cash value to the CCPs).
(3)	The named executive officers would be entitled to health and welfare benefits continuation for 12 months for Mr. Haugen, 24 months for Messrs. Gross and Pici, 30 months for Mr. Riemann and 36 months for Mr. Lipinski, or, in each case, until such time as the executive officer becomes eligible for such benefits from a subsequent employer. These benefits are payable pursuant to “double trigger” arrangements upon a Qualifying Change in Control Termination. Set forth below is a table summarizing the estimated value of healthcare and life insurance benefits to which the named executive officers would be entitled, assuming each named executive officer experienced a Qualifying Change in Control Termination on February 23, 2012.

Named Executive Officers	Healthcare Continuation ($)	Life Insurance Continuation ($)
John J. Lipinski	27,767	25,311
Stanley A. Riemann	23,129	21,093
Frank A. Pici	26,560	1,008
Edmund S. Gross	26,560	16,910
Robert W. Haugen	13,280	4,446

Effect of the Offer on the Company’s Outstanding Indebtedness

The agreements governing certain of the Company’s long-term indebtedness contain “change of control” provisions that are triggered, including as a result of consummation of the offer, when (1) any “person” or “group” (as used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than certain permitted holders, directly or indirectly acquires beneficial ownership of 50% or more of the voting power of Coffeyville Resources, LLC (“CRLLC”), a subsidiary of the Company or (2) a majority of the members of the Board (or the board of directors of CRLLC, as applicable) are not “Continuing Directors,” which are defined as any member of the Board who is any of the following: a member of the Board as of the date of execution of the indenture for the applicable indebtedness; a member of the Board nominated for election or elected to such Board with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination or election; or a member of the Board nominated for election or elected by certain former shareholders and their affiliates.

CRLLC will be required to repurchase all of its outstanding 9.0% First Lien Senior Secured Notes due 2015 (“First Lien Notes”) and 10.875% Second Lien Senior Secured Notes (“Second Lien Notes”) due 2017 (collectively, the “Notes”) at a price equal to 101% of the principal and accrued and unpaid interest on such Notes if the Offer is consummated and there is a change of control. As of February 23, 2012, approximately $447.1 million aggregate principal amount of the First Lien Notes and approximately $222.8 million aggregate principal amount of the Second Lien Notes were outstanding.

In addition, under the ABL Credit Agreement, dated as of February 22, 2011, by and among the CRLLC, certain of affiliates of CRLLC, the lenders party thereto and Deutsche Bank Trust Company Americas, as administrative agent (as amended, the “Credit Agreement”), a “change of control” which includes any “person” or “group” (used in Sections 13(d) and 14(d) in the Exchange Act), acquiring beneficial ownership of 35% or more of the voting interests in the Company or the power (whether or not exercised) to elect a majority of the members of the Board, constitutes an event of default that permits the lenders to terminate their commitments and declare all unpaid principal and interest immediately due and payable by CRLLC and the other borrowers thereunder. A “change of control” also occurs if the majority of the seats (other than vacant seats) on the Board cease to be occupied by persons who either (a) were members of the Board on the effective date of the Credit Agreement or (b) were nominated for election by the Board, a majority of whom were directors on the effective date of the Credit Agreement or whose election or nomination for election was previously approved by a majority of such directors. As of February 23, 2012, CRLLC had approximately $31.8 million of letters of credit outstanding and availability of approximately $368.2 million under the Credit Agreement.

If the Offer is consummated, CRLLC and other subsidiaries of the Company that are borrowers or issuers, as applicable, could be required to repay all amounts then outstanding under the Credit Agreement and the Notes. As of February 23, 2012, the Company’s available consolidated cash and cash equivalents balance (which excludes $216.9 million of cash and cash equivalents held at CVR Partners) was only approximately $97.3 million, and the Company would need to obtain a replacement source of funding in order to repay such indebtedness and continue to operate its business in the ordinary course. The Company cannot assure stockholders that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all, and the Schedule TO does not disclose the Offeror’s plans with respect to the foregoing.

If the Offer is consummated, the Company’s liquidity and ability to operate its business could be materially and adversely impacted.

Regulatory Approvals

U.S. Antitrust Clearance. The Offeror previously filed a Notification and Report Form under the HSR Act in January 2012 with respect to a proposed acquisition of less than $682.1 million of the Common Stock. On February 6, 2012, the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) granted early termination of the waiting period under the HSR Act with respect to that proposed acquisition. Because the Offer is conditioned upon there being validly tendered any not properly withdrawn prior to the Expiration Date that number of Shares that, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date, under the HSR Act the Offeror is required to file another Notification and Report Form with the Antitrust Division and the FTC relating to its proposed acquisition of the Company. The Company will be required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on the tenth day following the Offeror’s filing of its Notification and Report Form. In its Schedule TO, the Offeror stated that the Offeror intends to file a Notification and Report Form with respect to the Offer. To the knowledge of the Company, as of the date of this Statement, the Offeror has not yet filed any Notification and Report Form with the Antitrust Division or the FTC in connection with the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by the Offeror of its Notification and Report Form with respect to the Offer, unless the Offeror receives a request for additional information or documentary material from the Antitrust Division or the FTC or both agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC were to issue a request for additional information or documentary material concerning the Offer, the HSR Act provides that the waiting period would expire 10 days after the date the Offeror certifies substantial compliance with such request.

At any time before or after the Offeror’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, or if the FTC, the Antitrust Division, a state attorney general or a private party obtains an order enjoining the purchase of the Company voting securities, then the Offeror will not be obligated to proceed with the Offer or the purchase of any of the Shares pursuant to the Offer.

Additionally, the Offeror may terminate the Offer if any preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by the Offeror of any Shares. Please see Annex A for more information regarding conditions to the Offer.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, the Company has taken measures to protect its value for its stockholders. One of these measures is the Rights Agreement, which is similar to rights agreements adopted by many other public companies, and which was adopted in response to the Icahn Group’s sudden and rapid ownership increase in the Company through the use of derivatives, which made it difficult for the Company to be notified of such increase, the potential impact of the Icahn Group’s stockholding on management’s ability to focus on operation of the business and delivering long-term stockholder value, the cyclicality of the Company’s industries and businesses, the near-term economic outlook and Mr. Icahn’s history of activist campaigns. The Rights Agreement is intended to ensure that all stockholders receive fair and equal treatment and maintain the ability to realize the long-term value of their investment in the Company. The Rights Agreement is also simultaneously intended to protect against inadequate or coercive takeover attempts, or other tactics that might be used to gain control of the Company without negotiating with the Board or paying all stockholders a fair price for their shares. The Rights Agreement is not designed to prevent a takeover or an offer to acquire the Company, but rather to allow the Board adequate time to consider any and all alternatives that are presented.

The Rights Agreement has the effect of requiring any party seeking to acquire 15% or more of the outstanding shares of Common Stock to first obtain the approval of the Board. In the event any such party acquires 15% or more of the outstanding shares of Common Stock without first obtaining such Board approval, the Rights held by the Company’s stockholders other than the acquiror would become exercisable for shares of Common Stock or common stock of the acquiror at a discounted price that would make the acquisition prohibitively expensive. The Board believes the Rights Agreement has helped the stockholders of the Company at this time by effectively preventing the Offeror and the Icahn Group from opportunistically acquiring the Company at a price that the Board believes is inadequate for the reasons discussed above. The Rights Agreement expires at the close of business on December 31, 2012, unless earlier redeemed by the Board.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and a subsequent merger involving the Company is consummated in which stockholders of the Company will have appraisal rights, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the proposed merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer and any subsequent merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 262 of the DGCL.

Delaware Law

Any merger of the Company following the Offer would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. The Offeror would be a controlling stockholder if the number of Shares purchased pursuant to the Offer, taken together with all of the Shares then owned by the Icahn Group, constitutes at least a majority of the outstanding Shares. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Forward-Looking Statements

This Statement contains forward-looking statements, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. These statements include, but are not limited to, statements regarding the recovery of the steel industry, the non-residential construction and infrastructure sectors and the economy generally and their potential impact on the Company’s performance; the value stockholders would receive under the terms of the Offer, the likelihood the Offer will be consummated, and the likelihood any value will be realized by the CCPs; the prospects for continued growth and stockholder value creation through the execution of the Company’s strategic plan and the projected impact of strategic initiatives undertaken by the Company; and the Company’s future results of operations and financial condition. These forward-looking statements generally can be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. The Company intends that such forward-looking statements be subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements are based on expectations as of the date of this Statement, are subject to important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to: volatile margins in the refining industry; exposure to the risks associated with volatile crude oil prices; the availability of adequate cash and other sources of liquidity for our capital needs; our ability to forecast our future financial condition or results of operations and our future revenues and expenses; disruption of our ability to obtain an adequate supply of crude oil; interruption of the pipelines supplying feedstock and in the distribution of our products; competition in the petroleum and nitrogen fertilizer businesses; capital expenditures and potential liabilities arising from environmental laws and regulations; changes in our credit profile; the cyclical nature of the nitrogen fertilizer business; the seasonal nature of our business; the supply and price levels of essential raw materials; the risk of a material decline in production at our refinery and nitrogen fertilizer plant; potential operating hazards from accidents, fire, severe weather, floods or other natural disasters; the risk associated with governmental policies affecting the agricultural industry; the volatile nature of ammonia, potential liability for accidents involving ammonia that cause interruption to our businesses, severe damage to property and/or injury to the environment and human health and potential increased costs relating to the transport of ammonia; the dependence of the nitrogen fertilizer operations on a few third-party suppliers, including providers of transportation services and equipment; new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities; our dependence on significant customers; the potential loss of the nitrogen fertilizer business’ transportation cost advantage over its competitors; our potential inability to successfully implement our business strategies, including the completion of significant capital programs; our ability to continue to license the technology used in our operations; existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and the end-use and application of fertilizers; refinery and nitrogen fertilizer facility operating hazards and interruptions, including unscheduled maintenance or downtime, and the availability of adequate insurance coverage; our significant indebtedness, including restrictions in our debt agreements; our ability to consummate the Gary-Williams Energy Corporation (Wynnewood refinery) acquisition and the timing for the closing of such acquisition; our ability to complete the successful integration of the Gary-Williams Energy Corporation (Wynnewood refinery) into our business and to realize the synergies from such acquisition; unforeseen liabilities associated with the acquisition of Gary-Williams Energy Corporation; instability and volatility in the capital and credit markets; business disruptions, costs and future events related to the Offer and the proxy contest initiated by the Icahn Group; and other factors, risks and uncertainties described in the Company’s reports filed with the SEC, including the risk factors found under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and any subsequently filed quarterly reports on Form 10-Q.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document

(a)(1)	Press release issued by the Company on March 1, 2012 relating to recommendation.

(a)(2)	Letter to the Company’s stockholders dated March 1, 2012.

(a)(3)	Press release issued by the Company on February 22, 2012 relating to fourth quarter 2011 results (filed as Exhibit 9.01 to the Company’s Current Report on Form 8-K dated February 22, 2012 and incorporated by reference herein).

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders as filed with the SEC on April 20, 2011.

(e)(2)	Amended and Restated Company 2007 Long Term Incentive Plan (filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference herein).

(e)(3)	Form of Nonqualified Stock Option Agreement (filed as Exhibit 10.33.1 to the Company’s Registration Statement on Form S-1, File No. 333-137588 and incorporated by reference herein).

(e)(4)	Form of Director Stock Option Agreement (filed as Exhibit 10.33.2 to the Company’s Registration Statement on Form S-1, File No. 333-137588 and incorporated by reference herein).

(e)(5)	Form of Director Restricted Stock Agreement (filed as Exhibit 10.28.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference herein).

(e)(6)	Form of Restricted Stock Agreement (filed as Exhibit 10.28.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference herein).

(e)(7)	Form of Restricted Stock Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 23, 2011 and incorporated by reference herein).

(e)(8)	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and John J. Lipinski (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2011 and incorporated by reference herein).

(e)(9)	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and Stanley A. Riemann (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 and incorporated by reference herein).

(e)(10)	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and Edmund S. Gross (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 and incorporated by reference herein).

(e)(11)	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and Robert W. Haugen (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 and incorporated by reference herein).

(e)(12)	Employment Agreement, dated as of December 7, 2011, by and between the Company and Frank A. Pici.

(e)(13)	Second Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and Christopher G. Swanberg.

(e)(14)	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between the Company and Wyatt E. Jernigan.

(e)(15)	Rights Agreement, dated as of January 13, 2012 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on January 17, 2012 and incorporated by reference herein).

(e)(16)	Amended and Restated Certificate of Incorporation (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated by reference herein).

(e)(17)	Certificate of Designations, Rights and Preferences setting forth the terms of the Series A Preferred Stock of CVR Energy, Inc. (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on January 17, 2012 and incorporated by reference herein).

(e)(18)	Amended and Restated By-Laws (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 20, 2011 and incorporated by reference herein).

(e)(19)	Form of Indemnification Agreement between CVR Energy, Inc. and each of its directors and officers (filed as Exhibit 10.49 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and incorporated by reference herein).

(e)(20)	Indenture, dated as of April 6, 2010, among Coffeyville Resources, LLC, Coffeyville Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee related to $275,000,000 of 9.0% First Lien Senior Secured Notes due 2015 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on April 12, 2010 and incorporated by reference herein).

(e)(21)	Indenture, dated as of April 6, 2010, among Coffeyville Resources, LLC, Coffeyville Finance Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee related to $225,000,000 of 10.875% Second Lien Senior Secured Notes due 2017 (filed as Exhibit 1.2 to the Company’s Current Report on Form 8-K, filed on April 12, 2010 and incorporated by reference herein).

(e)(22)	Second Lien Pledge and Security Agreement, dated as of April 6, 2010, by and between Coffeyville Resources, LLC, Coffeyville Finance Inc., certain affiliates of Coffeyville Resources, LLC as guarantors and Wells Fargo Bank, National Association, as Collateral Trustee (filed as Exhibit 1.3 to the Company’s Current Report on Form 8-K, filed on April 12, 2010 and incorporated by reference herein).

(e)(23)	Omnibus Amendment Agreement and Consent under the Intercreditor Agreement, dated as of April 6, 2010, by and among Coffeyville Resources, LLC, Coffeyville Finance Inc., Coffeyville Pipeline, Inc., Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., CL JV Holdings, LLC, and certain subsidiaries of the foregoing as Guarantors, the Requisite Lenders, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Collateral Agent and Revolving Issuing Bank, J. Aron & Company, as a hedge counterparty and Wells Fargo Bank, National Association, as Collateral Trustee (filed as Exhibit 1.4 to the Company’s Current Report on Form 8-K, filed on April 12, 2010 and incorporated by reference herein).

(e)(24)	Credit and Guaranty Agreement, dated as of April 13, 2011, among Coffeyville Resources Nitrogen Fertilizers, LLC, CVR Partners, LP, the lenders party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K/A, filed on May 23, 2011 and incorporated by reference herein).

(e)(25)	ABL Credit Agreement, dated as of February 22, 2011, among Coffeyville Resources, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Pipeline, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, the Holding Companies (as defined therein), the Subsidiary Guarantors (as defined therein), certain other Subsidiaries of the Holding Companies or Coffeyville Resources, LLC from time to time party thereto, the lenders from time to time party thereto, Deutsche Bank Trust Company Americas, JPMorgan Chase Bank, N.A. and Wells Fargo Capital Finance, LLC, as Co-ABL Collateral Agents, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 28, 2011 and incorporated by reference herein).

(e)(26)	ABL Pledge and Security Agreement, dated as of February 22, 2011, among Coffeyville Resources, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Pipeline, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, the Holdings Companies (as defined therein), certain other Subsidiaries of the Holding Companies party thereto from time to time, and Deutsche Bank Trust Company Americas, as Collateral Agent (filed as Exhibit 1.2 to the Company’s Current Report on Form 8-K, filed on February 28, 2011 and incorporated by reference herein).

(e)(27)	ABL Intercreditor Agreement, dated as of February 22, 2011, among Coffeyville Resources, LLC, Coffeyville Finance Inc., Deutsche Bank Trust Company Americas, as collateral agent for the secured parties, Wells Fargo Bank, National Association, as collateral trustee for the secured parties in respect of the outstanding first lien notes, and the outstanding second lien notes and certain subordinated liens, respectively, and the Guarantors (as defined therein) (filed as Exhibit 1.3 to the Company’s Current Report on Form 8-K, filed on February 28, 2011 and incorporated by reference herein).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ John J. Lipinski

Name:	John J. Lipinski
Title:	Chairman of the Board,
Chief Executive Officer and President

Date: March 1, 2012

Annex A

Conditions to the Offer

The Schedule TO provides that the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if on or prior to the Expiration Date, the current Board shall have commenced a process reasonably satisfactory to the Offeror to sell the Company, and the Company shall have publicly announced that: (i) the Company has immediately commenced its process to sell the Company through a nationally recognized investment banker; and (ii) the Company will provide credible potential buyers with the opportunity to conduct typical due diligence (the “Sale Condition”). If the Sale Condition occurs, the Offeror may (but is not obligated to) terminate the Offer, or may waive the Sale Condition.

In addition, the Schedule TO provides that, notwithstanding any other provisions of the Offer, it shall be a condition of the Offer that:

(1) There shall be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date of the Offer (such condition, the “Minimum Condition” );

(2) The Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror (the “Poison Pill Condition”); and

(3) The Icahn Group’s slate of nominees shall have been elected and seated as the new board of directors of the Company at the 2012 Annual Meeting (the “Board Condition”).

The Schedule TO provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer, the Offeror is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered if (i) any one or more of the Minimum Condition, the Poison Pill Condition or the Board Condition is not satisfied or waived prior to the expiration of the Offer, or (ii) if at any time prior to the expiration of the Offer, the Sale Condition or any of the following conditions occurs:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by the Offeror of any Shares;

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(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) there shall be any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Company by any federal or state court, government or governmental authority or agency, which would have a material adverse effect upon the Company or the value of the Shares resulting from a change of control in the Company;

(d) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

(f) the Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities with the SEC which the Offeror shall have determined in its reasonable judgment is materially adverse to the Company;

(g) there shall have occurred since the date of the Offer to Purchase, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

(h) any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the Company which is outside the ordinary course of the Company’s business or may be materially adverse to the Company, or the Offeror shall have become aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

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(i) the Company shall have: (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; or (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares;

(j) the Company, or its board of directors or any of the Company’s subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business;

(k) a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror; or

(l) all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall not have expired or terminated.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the sole discretion of the Offeror and subject to the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering stockholders. In determining whether the Minimum Condition has been satisfied, the Offeror may take into account warrants, options or other rights to acquire Shares (whether or not immediately exercisable) based upon publicly available information as filed by the Company with the SEC.

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Annex B

Opinion of Goldman, Sachs & Co.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

February 29, 2012

Board of Directors

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Madame and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (together with the associated rights to purchase Series A Preferred Stock, the “Shares”), of CVR Energy, Inc. (the “Company”) of the $30.00 per Share in cash, plus one non-transferable contingent cash payment right for each Share (collectively, the “Consideration”), proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. (“Holdings”), IEP Energy LLC, a wholly-owned subsidiary of Holdings (the “Offeror”), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the “Icahn Parties”), with the Securities and Exchange Commission on February 23, 2012 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Icahn Parties and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the Offer for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is

Board of Directors

CVR Energy, Inc.

February 29, 2012

consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole arranger in connection with the amendments to certain of the Company’s existing credit facilities in March 2010, joint bookrunner and purchaser in connection with the private offering by Coffeyville Resources, LLC and Coffeyville Finance Inc., wholly-owned subsidiaries of the Company, of 9.0% First Lien Senior Secured Notes due 2015 (aggregate principal amount $275 million) and 10.875% Second Lien Senior Secured Notes due 2017 (aggregate principal amount $225 million) in April 2010, representative of the underwriters in connection with the secondary public offering of 18,000,000 Shares by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC in November 2010, representative of the underwriters in connection with the secondary public offering of 23,610,218 Shares by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC in February 2011, lead manager and underwriter in connection with the initial public offering of 22,080,000 common units of CVR Partners, LP, a subsidiary of the Company, in April 2011, joint lead arranger, joint bookrunner and lender in connection with the senior secured credit facilities provided to CVR Partners, LP (aggregate principal amount $150 million) in April 2011, and sole underwriter in connection with the secondary public offering of 7,988,179 Shares by Coffeyville Acquisition LLC in May 2011. We may also in the future provide investment banking services to the Company and its affiliates and the Icahn Parties and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. beneficially owned, in the aggregate, 31,433,360 Shares, all of which were disposed pursuant to secondary public offerings of Shares from November 2009 through February 2011. In addition, affiliates of Goldman, Sachs & Co. beneficially owned interests, including the associated incentive distribution rights (“IDRs”), in CVR Partners, LP’s general partner, all of which interests and associated IDRs were sold to CVR Partners, LP and its affiliates in connection with the initial public offering of common units of CVR Partners, LP in April 2011. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Icahn Parties and their respective affiliates from time to time and may have invested in limited partnership units of the Icahn Parties and their respective affiliates from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on March 1, 2012, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of the Icahn Parties for, and the potential benefits for the Icahn Parties of, the Offer and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the petroleum refining and fertilizer industries specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors

CVR Energy, Inc.

February 29, 2012

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Icahn Parties or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Offer, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours, /s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex C

Opinion of Deutsche Bank Securities Inc.

[Letterhead of Deutsche Bank Securities Inc.]

February 29, 2012

Board of Directors

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Lady and Gentlemen:

You have requested the opinion of Deutsche Bank Securities Inc. (“Deutsche Bank”), as investment bankers, with respect to whether the Consideration (as defined below) proposed to be paid to the holders (excluding the Offeror (as defined below) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (together with the associated rights to purchase Series A Preferred Stock, the “Company Common Stock”), of CVR Energy, Inc. (the “Company”), pursuant to the offer to purchase (the “Offer to Purchase”, together with the related letter of transmittal, the “Offer”) providing for an offer for all of the outstanding shares of Company Common Stock, as described in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. (“Holdings”), IEP Energy LLC, a wholly-owned subsidiary of Holdings (the “Offeror”), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the “Icahn Parties”) with the Securities and Exchange Commission on February 23, 2012 (the “Schedule TO”), is adequate, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Offer, consists of $30.00 per share of Company Common Stock in cash, without interest and less any required withholding taxes, plus one non-transferable contingent cash payment right, for each share of Company Common Stock accepted in the Offer (collectively, the “Consideration”).

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the terms and conditions of the Offer, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors

CVR Energy, Inc.

February 29, 2012

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or any of its subsidiaries, nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to us by the Company and used in our analyses, we have assumed with your knowledge and permission that such forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Offer. This opinion is limited to the adequacy of the Consideration, from a financial point of view, to the holders of Company Common Stock (other than the Offeror and its affiliates) as of the date hereof. This opinion does not address any other terms of the Offer. You have not asked us to, and this opinion does not, address the fairness of any term or aspect of the Offer, or any consideration received in connection therewith, to the holders of Company Common Stock, or the fairness or adequacy of any term or aspect of the Offer, or any consideration received in connection therewith, to the Offeror and any of its affiliates or the holders of any other class of securities, creditors or other constituencies of the Company. We express no opinion as to the relative merits of the Offer as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares of Company Common Stock pursuant to the Offer. In addition, we do not express any view or opinion as to the fairness or adequacy, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Offer relative to the Consideration to be paid to the holders of Company Common Stock pursuant to the Offer. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to its engagement by the Company, including advisory fees that will not be contingent upon the consummation of the Offer. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have in the past, from time to time, provided investment banking services to the Icahn Parties or their respective affiliates for which they

Board of Directors

CVR Energy, Inc.

February 29, 2012

received compensation. Members of the DB Group may have, from time to time, co-invested, and may in the future co-invest, with the Icahn Parties and their respective affiliates and may have, from time to time, invested, and may in the future invest, in limited partnership units or other securities of affiliates of the Icahn Parties. In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner and initial purchaser in connection with the offering by Coffeyville Resources, LLC and Coffeyville Finance Inc., wholly-owned subsidiaries of the Company, of 9.0% first lien senior secured notes due 2015 (aggregate principal amount of $275 million) and 10.875% second lien senior secured notes due 2017 (aggregate principal amount of $225 million) in April 2010, as representative of the underwriters in connection with the secondary public offering of 18,000,000 shares of Company Common Stock by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC in November 2010, as administrative agent and collateral agent in connection with the senior secured asset based revolving credit facility for Coffeyville Resources, LLC and other affiliates of the Company (aggregate principal amount of up to $250 million) in February 2011, as representative of the underwriters in connection with the secondary public offering of 23,610,218 shares of Company Common Stock by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC in February 2011, as a participating lender in connection with the senior secured credit facilities (aggregate principal amount $150 million) provided to CVR Partners, LP, a subsidiary of the Company, in April 2011, and as administrative agent and collateral agent in connection with the underwritten increase in the senior secured asset based revolving credit facility for Coffeyville Resources, LLC and other affiliates of the Company (aggregate principal amount of up to $400 million), as joint lead arranger in connection with the associated senior secured bridge facility and as joint bookrunner in connection with the associated additional offering (aggregate principal amount of $200 million) of 9.0% first lien senior secured notes due 2015 in December 2011. The DB Group may also provide investment and commercial banking services to the Company and its affiliates and the Icahn Parties and their respective affiliates and the Icahn Parties’ and their respective affiliates’ portfolio companies in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of third parties, the Icahn Parties, the Company and their respective affiliates, including Icahn Enterprises L.P., an affiliate of the Icahn Parties, for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration is inadequate, from a financial point of view, to the holders of Company Common Stock, excluding the Offeror and its affiliates.

Very truly yours,

/s/ Deutsche Bank Securities Inc.
DEUTSCHE BANK SECURITIES INC.